UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
Annual Report
Fiscal 2004 Ended April 30, 2004

[ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
      OF THE SECURITIES EXCHANGE ACT OF 1934

                              OR
[**X**] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
      THE SECURITIES EXCHANGE ACT OF 1934

                              OR
[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
      THE SECURITIES EXCHANGE ACT OF 1934
      For the transition period from _____ to _____

                 Commission file number: 000-49760

                      BROCKTON CAPITAL CORP.
          (Exact name of Registrant as specified in its charter)

                 _____British Columbia, Canada_____
              (Jurisdiction of incorporation or organization)

     750 West Pender Street, #604, Vancouver, British Columbia V6C 2T7
                   (Address of principal executive offices)

     Securities to be registered pursuant to Section 12(b) of the Act:
                                  None

     Securities to be registered pursuant to Section 12(g) of the Act:
                    Common Shares, without par value
                          (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of
capital or common stock as of the close of the period covered by the annual
report.   4,087,500

Indicate by check mark whether the registrant (1) has filed all reports
required to be filed by Section 12 or 15(d) of the Securities Exchange Act of
1934 during the preceding 12 months (or for such shorter period that the
registrant was required to file such reports), and (2) has been subject to
such filing requirements for the past ninety days.   Yes xxx   No ___

Indicate by check mark which financial statement item the registrant has
elected to follow: Item 17 xxx   Item 18 ___

BROCKTON CAPITAL CORP.
FISCAL 2004 ENDED APRIL 30, 2004
ANNUAL REPORT

TABLE OF CONTENTS

INTRODUCTION

Brockton Capital Corp. was organized under the laws of British Columbia, Canada. In this Annual Report, the "Company", "we", "our" and "us" refer to Brockton Capital Corp. (unless the context otherwise requires). Summary discussions of documents referred to in this Annual Report may not be complete and we refer you to the actual documents for more complete information. Our principal corporate offices are located at 750 West Pender Street, #604, Vancouver, British Columbia V6C 2T7. Our telephone number is 604-689-0188.

BUSINESS OF BROCKTON CAPITAL CORP.

The Company has been appointed a non-exclusive distributor to market, sell and distribute in Canada the full product line of Cyberhand Technologies Inc. ("Cyberhand"), including the Pocketop wireless folding keyboard and other ergonomic mouse products. The Company considers itself a computer peripheral distribution company.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("CDN$" or "$"). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar ("US$").

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements, principally in ITEM #4, "Information on the Company" and ITEM #5, "Management's Discussion and Analysis of Financial Condition and Results of Operations". These statements may be identified by the use of words like "plan," "expect," "aim," "believe," "project," "anticipate," "intend," "estimate," "will," "should," "could" and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. In particular, these include statements about the Company's strategy for growth, property exploration, mineral prices, future performance or results of current or anticipated mineral production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings.

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties. Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Annual Report under ITEM #3, "Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission. We undertake no obligation to update publicly or revise any forward-looking statements because of new information,

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
--- Not Applicable ---

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.
--- No Disclosure Necessary ---

ITEM 3. KEY INFORMATION.

3.A.1. Selected Financial Data
3.A.2. Selected Financial Data
The selected financial data of the Company for Fiscal 2004/2003/2002 ended April 30th was derived from the financial statements of the Company that have been audited by Morgan & Company, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report. The selected financial data of the Company for Fiscal 2001 ended April 30th and Fiscal 2000 ended December 31st was derived from the financial statements of the Company, not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and US Generally Accepted Auditing Standards (GAAS), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP except as detailed in footnotes to the financial statements.

Table No. 1
Selected Financial Data
(CDN$ in 000, except per share data)

	Year Ended 4/30/2004	Year Ended 4/30/2003	Year Ended 4/30/2002	Year Ended 4/30/2001	Period Ended 12/31/2000
Canadian and United States GAAP					
Revenue	0	0	0	0	0
Operating Income	0	0	0	0	0
Net Income (Loss)	($144)	($46)	($34)	($1)	$2
Net Income (Loss) per Share	($0.08)	($0.02)	($0.03)	($0.00)	$0.00
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted Average Number Shares (000)	1838	1838	1364	0	0
Period-end Shares Outstanding (000)	4088	4088	4088	2250	2250
Working Capital	$150	$256	$339	$146	$147
Long-Term Debt	0	0	0	0	0
Capital Stock	372	372	372	169	169
Shareholders' Equity	150	294	339	171	170
Total Assets	177	314	351	187	184

(1) Fiscal 2003/2002 results restated to conform with Fiscal 2004 presentation.
(2) The Company was incorporated 2/8/2000 and utilized a December 31st fiscal yearend; subsequent to the end of FY2000, the fiscal yearend was changed to April 30th.
(3) Cumulative Net Loss since incorporation through 4/30/2004 was ($221,538).
(4) Under both Canadian and US GAAP, contingently cancelable common shares are not included in the calculation of weighted-average number of shares used to determine Loss Per Share. During Fiscal 2004/2003/2002/2001/2000, 2,250,000 shares were excluded. These shares were cancelled 7/28/2004.

3.A.3. Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 2 sets forth the rate of exchange for the Canadian Dollar at the end of Fiscal 2004/2003/2002/2001 ended April 30th and Fiscal 2000 ended December 31st, the average rates for the period, and the range of high and low rates for the period. The data for each month during the most recent six months also is provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

```
                          Table No. 2
                   U.S. Dollar/Canadian Dollar


                                    Average    High    Low    Close
September 2004                                  1.31    1.26    1.26
August 2004                                     1.33    1.30    1.31
July 2004                                       1.34    1.31    1.33
June 2004                                       1.38    1.34    1.34
May 2004                                        1.40    1.36    1.37
April 2004                                      1.37    1.31    1.37
---------------------------------------------------------------------
Fiscal Period Ended  4/30/2004        1.34      1.42    1.29    1.37
Fiscal Period Ended  4/30/2003        1.53      1.59    1.43    1.43
Fiscal Period Ended  4/30/2002        1.56      1.61    1.51    1.57
Fiscal Period Ended  4/30/2001        1.54      1.58    1.49    1.54
Fiscal Period Ended 12/31/2000        1.50      1.56    1.44    1.50
```

3.B. Capitalization and Indebtedness
   --- Not Applicable ---

3.C. Reasons For The Offer And Use Of Proceeds
      --- Not Applicable ---

3.D. Risk Factors

Investors may be disadvantaged because the Company is incorporated in Canada, which has different laws
The articles/by-laws and the laws of Canada are different from those typical in the United States. The typical rights of investors in Canadian companies differ modestly from those in the United States; refer to the relevant sections which are discussed in Section 9.A.5 and Section 10.B of this Annual Report. Such differences may cause investors legal difficulties.

As a "foreign private issuer", the Company is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act
The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Key management employees may fail to properly carry out their duties or may leave which could negatively impact corporate operations and/or stock pricing
While engaged in the business of distributing computer peripherals, the nature of the Company's business, its ability to develop a successful sales force, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. The Company's growth will depend on the efforts of its Directors (Terry Amisano and Brad Kitchen) and its Senior Management (President/CEO/Director, Kevin Hanson and CFO/Corporate Secretary, Brian Hanson). Loss of these individuals could have a material adverse effect on the Company. The Company has no key-man life insurance and there are no written agreements with them.

<u>Management and Directors are associated with other companies and such conflicts of interest and/or lack of attention to corporate affairs could have a negative impact on corporate operations and/or stock pricing</u>
Certain of the Directors and Senior Management of the Company (specifically, Terry Amisano, Kevin Hanson, and Brad Kitchen) are also Directors and/or Senior Management and/or significant shareholders of other companies, refer to ITEM 6.A. for resumes. As the Company is engaged in the business of distributing computer peripherals, such associations may give rise to conflicts of interest from time to time. Law requires the directors of the Company to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board of Directors, any Director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the Directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time. If not properly resolved, the Company could be placed at a disadvantage when considering which corporate activities or financings to pursue.

<u>Principal Stockholders, Officers and Directors have substantial control regarding stock ownership; this concentration could lead to conflicts of interest and difficulties in the "public" investors effecting corporate changes, and could adversely affect the Company's stock prices</u>
The Company's Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to the Company's stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company's assets) and to control the Company's management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company's stock.

<u>Employee/Director/Consultant Stock Options could lead to greater concentration of stock ownership among insiders and could lead to dilution of stock ownership which could lead to depressed stock prices</u>
Because the success of the Company is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted causing possible loss of investment value.

<u>Lack of an Stock Exchange Trading Market for the Company's Common Shares create a risk that investors might not be able to effect purchases/sales at prices that accurately reflect corporate value</u>
The Company's common shares last traded on the TSX Venture Exchange in August 2003 and the shares were voluntarily delisted in June 2004. While management intends to seek a listing on the OTC Bulletin Board in the United States, there is no assurance that such a listing will happen. The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., price fluctuation/technological change/competition) as well as factors unrelated to the Company or its industry. The Company's common shares can be expected to be subject to volatility in both price and volume arising from market expectations. Stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

<u>The Company's Need for Additional Financing to Implement Product Distribution could lead to the Company's inability to successfully enter this business</u>
The Company is engaged in the business of distributing computer peripherals. The Company believes it has not sufficient funds to undertake its planned operations during Fiscal 2005. Additional financing will be required to continue developing a sales force and to widely distribute its products. The exploitation of the Company's distributable products is dependent upon the Company's ability to obtain financing through debt financing, equity financing, or other means. Failure to obtain such financing may result in delay/indefinite postponement of product distribution, as well as the possible loss of the distribution agreement. Such delays, and possible inability to proceed with planned operations could cause loss of investment value.

<u>The Company's History of Operating Losses is likely to continue leading to need for additional potentially unavailable financings and related problems</u>
The Company has a history of losses: ($143,489), ($45,774) and ($34,310) in Fiscal 2004/2003/2002, respectively. The Company will require significant additional funding to meet its long-term business objectives. Capital may need to be available to help maintain and to expand distribution on the Company's principal products. The Company may not be able to obtain additional financing on reasonable terms, or at all. If equity financing is required, then such financings could result in significant dilution to existing shareholders. If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow distribution efforts and/or lose control of distribution of its products. The Company has historically obtained the preponderance of its financing through the issuance of equity. There is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing and/or loans. Such losses and the resulting need for external financings could result in losses of investment value.

<u>Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Penny Stocks And Are Subject To The Penny Stock Rules</u>. Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock". A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share. Our shares are quoted on the TSX Venture Exchange, and the price of our common shares ranged from CDN$0.20 (low) to CDN$0.45 (high) during the period from 1/1/2003 to 8/14/2003, trading at $0.30 on 8/14/2003, the last time the shares traded. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US SEC relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

<u>U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers</u>

It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated under the laws of British Columbia, Canada under the *Company Act (British Columbia).* A majority of the Company's directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example, where:

a) the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;
b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;
c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;
d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;
e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;
f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or
g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

<u>Critical Accounting Policies</u>

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The significant accounting policies that are most critical to aid in fully understanding and evaluating reported financial results include: timing of revenue recognition and the expensing of distribution costs.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

<u>Introduction</u>
From September 2002 through March 2004, the Company attempted to acquire Cyberhand Technologies Inc. ("Cyberhand"), advancing $121,664 to Cyberhand. In March 2004, the attempt was terminated because the acquisition could not be consummated within the specified time frame.

By a distributor agreement dated 7/5/2004, the Company acquired the non-exclusive right to market, sell and distribute in Canada the full product line of Cyberhand in consideration for the assignment of the balances owed on the promissory notes from Cyberhand ($121,664). The Company agreed to purchase a minimum of 15,000 units on or before 7/5/2006. Upon completion of this minimum order, the Company further agreed to purchase 50,000 units per month or forfeit its rights under this agreement. As required by the agreements, the Company also purchased the initial order of 200 units.

The Company's executive office is located at:
 750 West Pender Street, #604, Vancouver, British Columbia, Canada V6C 2T7
 Telephone: (604) 689-0188
 Facsimile: (604) 689-9773.
 e-mail: <u>khanson@amisanohanson.com</u>

The Company's registered office is located at:
 1100, 888 Dunsmuir St., Vancouver, BC, Canada V6C 2T7
 Telephone: (604) 687-7077; and
 Facsimile: (604) 687-7099.

The contact person is:
  Kevin R. Hanson, President/CEO/Director.

The Company's fiscal year ends April 30th.

The Company has 100,000,000, without par value, common shares authorized and 100,000,000 preferred shares without par value authorized. At 4/30/2004, the end of the Company's most recent fiscal year, there were 4,087,500 common shares issued and outstanding. At 10/29/2004, there were 6,337,500 common shares issued/outstanding.

Incorporation/Initial Public Offering/Exchange Listing/Stock Trading
The Company was incorporated in British Columbia under the *British Columbia Company Act* on 2/8/2000 under the name "Brockton Capital Corp.".

The Company's initial public offering was completed on 7/5/2001, raising $262,500 from the sale of 1,750,000 common shares.

The Company's common shares began trading on the TSX Venture Exchange (formerly the Canadian Venture Stock Exchange) in Toronto, Ontario, Canada, on 8/27/2001. The Company was a capital pool company pursuant to the policies of the TSX Venture Exchange, whereby the principal business of the Company was to identify and evaluate opportunities for the acquisition of an interest in assets or businesses (a "qualifying transaction").

Effective 6/16/2004, the Company voluntarily delisted its common shares from the TSX Venture Exchange. The Company took this action despite receiving conditional approval from the TSX Venture Exchange to complete its qualifying transaction to acquire Cyberhand. The Company did not feel that it would have been able to satisfy all of the conditions set by the TSX Venture Exchange in a timely manner causing the Company to be at risk of defaulting on its agreement with Cyberhand. The Company felt it must seek alternatives to maintaining its TSX Venture Exchange listing and intends to seek a listing on the OTC Bulletin Board.

Financings
The Company has financed its operations through funds raised in private placements of common shares to insiders completed March 2000 (shares physically issued August 2001 along with IPO shares), its initial public offering completed August 2001, and the exercise of Agent stock options.

    Fiscal 2000: None
    Fiscal 2001: Private Placements,   2,250,000 shares, $168,750
                  Initial Public Offering; 1,750,000 shares, $262,500
    Fiscal 2002: Option Exercise;   87,500 shares, $ 13,125
    Fiscal 2003: None
    Fiscal 2004   None
    Fiscal 2005-to-Date: Private Placement, 4,500,000 shares, $4,500

Capital Expenditures
Fiscal 2000: None
Fiscal 2001: None
Fiscal 2001: None
Fiscal 2003: $69,280 of advances to Cyberhand;
             $37,448 in deferred acquisition expenses
Fiscal 2004: $49,414 of advances to Cyberhand
             $34,679 in deferred acquisition expenses
Fiscal 2005-to-Date: $nil

4.B. BUSINESS OVERVIEW

From September 2002 through March 2004, the Company attempted to acquire Cyberhand Technologies Inc. ("Cyberhand"), advancing $121,664 to Cyberhand. In March 2004, the attempt was terminated because the acquisition could not be consummated within the specified time frame.

By a distributor agreement dated 7/5/2004, the Company acquired the non-exclusive right to market, sell and distribute in Canada the full product line of Cyberhand in consideration for the assignment of the balances owed on the promissory notes from Cyberhand ($121,664). The Company agreed to purchase a minimum of 15,000 units on or before 7/5/2006. Upon completion of this minimum order, the Company further agreed to purchase 50,000 units per month or forfeit its rights under this agreement. As required by the agreements, the Company also purchased the initial order of 200 units.

Cyberhand is a company that develops new technologies specific to consumer electronics. Cyberhand is in the business of designing, manufacturing, marketing, selling, distribution and servicing ergonomically designed and more responsive computer hardware components. These products are primarily:
• Game and Digital Controllers;
• Wireless Keyboards For Personal Digital Assistants ("PDAs")
• Sophisticated Pointer or Mouse Product line; and
• Related peripherals such as Keyboards, Cameras, and Scanners.

United States vs. Foreign Sales/Assets
The Company has generated no sales revenue.
At 4/30/2004 and 4/30/2003, all assets were located in Canada.

Seasonality
Dependency upon Patents/Licenses/Contracts/Processes
Sources/Availability of Raw Materials
Material Effects of Government Regulations
--- No Disclosure Necessary ---

4.C. Organization Structure

The Company was incorporated in British Columbia under the *British Columbia Company Act* on 2/8/2000 under the name "Brockton Capital Corp.".

4.D. Property, Plant and Equipment

The Company's executive offices are located in shared, rented premises of approximately 500 sq. ft. at 750 West Pender Street, #604, Vancouver, British Columbia, Canada V6C 2T7. The Company began occupying these facilities in February 2000. Monthly rent is $750 and an additional $750 for office supplies and equipment.

The Company has no other material property or facilities.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for Fiscal 2004/2003/2002 ended April 30th should be read in conjunction with the financial statements of the Company and the notes thereto, located elsewhere in this Annual Report.

Overview
During Fiscal 2002 ended 4/30/2002, the Company's activity was primarily related to the completion of the Company's initial public offering and the listing of the Company's common shares for trading on the Canadian Venture Exchange (now the TSX Venture Exchange).

On 9/4/2002, the Company signed a letter of intent to acquire all of the common shares of Cyberhand. On 8/28/2003, the Company entered into the Share Purchase Agreement whereby the Company agreed to acquire all of the issued and outstanding shares of Cyberhand. During Fiscal 2003/2004, the Company advanced $109,280 plus accrued interest to Cyberhand pursuant to notes payable to fund that firms activities pending the proposed acquisition. Consummation of the acquisition was subject to diligence, shareholder approval, a proposed financing, and regulatory approval.

Effective 6/16/2004, the Company voluntarily delisted its common shares from the TSX Venture Exchange. The Company took this action despite receiving conditional approval from the TSX Venture Exchange to complete its qualifying transaction to acquire Cyberhand. The Company did not feel that it would have been able to satisfy all of the conditions set by the TSX Venture Exchange in a timely manner causing the Company to be at risk of defaulting on its agreement with Cyberhand. The Company felt it must seek alternatives to maintaining its TSX Venture Exchange listing and intends to seek a listing on the OTC Bulletin Board.

At 4/30/2004, there were 2,250,000 common shares held in escrow, whose release was subject to the policies of the TSX Venture Exchange. On 7/29/2004, as a result of the voluntary delisting from the TSX Venture Exchange, the 2,250,000 escrowed common shares were cancelled and returned to the treasury.

In September 2004 (made effective 3/31/2004), the attempt to acquire Cyberhand was terminated because the acquisition could not be consummated within the specified time frame.

By a distributor agreement dated 7/5/2004, the Company acquired the non-exclusive right to market, sell and distribute in Canada the full product line of Cyberhand in consideration for the assignment of the balances owed on the promissory notes from Cyberhand ($121,664). The Company agreed to purchase a minimum of 15,000 units on or before 7/5/2006. Upon completion of this minimum order, the Company further agreed to purchase 50,000 units per month or forfeit its rights under this agreement. As required by the agreements, the Company also purchased the initial order of 200 units.

At the Annual Shareholders' Meeting held 9/28/2004, shareholders approved:

1. A private placement of 4,500,000 common shares, to raise $4,500;
2. A special resolution required pursuant to the *Business Corporations Act* (British Columbia), resulting from the voluntary delisting from the TSX Venture Exchange, to not liquidate the Company but to use the Company's assets for another purpose; and
3. A stock option plan.

Results of Operations

Administrative expenses totaled $83,836 for Fiscal 2004, a 48% increase from the $56,638 for the last fiscal period. Increased corporate activity related to the attempted consummation of the Cyberhand acquisition and increased US regulatory costs were the primary causes for the higher costs.

Administrative expenses totaled $56,638 for Fiscal 2003, a 28% increase from the $44,133 for the last fiscal period. Increased corporate activity related to a search for and consummation of an acquisition and increased US regulatory costs were the primary cause for the higher costs.

Administrative expenses totaled $44,133 for Fiscal 2002, a nine-fold increase from the $5,030 for the last fiscal period. Increased corporate activity related to completing its initial public offering and listing on the CDNX were the cause for the higher costs.

The Company recorded interest income of $11,513, $10,865, and $9,823 for Fiscal 2004/2003/2002. During Fiscal 2004, the Company wrote off $72,127 of deferred investment expenses related to the terminated attempt to acquire Cyberhand.

Net Income (Loss) was ($143,489), ($45,773), and ($34,310) for Fiscal 2004, Fiscal 2003 and Fiscal 2002, respectively. Net Income (Loss) per Share was ($0.08), ($0.02), and ($0.03) for Fiscal 2004, Fiscal 2003 and Fiscal 2002, respectively.

Liquidity and Capital Resources

Fiscal 2004 Ended 4/30/2004
The Company had working capital of $150,054 as at 4/30/2004.

Cash Used by Fiscal 2004 Operating Activities totaled ($52,498), including the ($143,489) Net Loss. Significant adjustments included $72,127 write-off of deferred investment expenses related to the terminated attempt to acquire Cyberhand and $18,864 in net changes in non-cash working capital items related to operations. Cash Used in Fiscal 2004 Investing Activities was $84,093; with $49,419 in "Notes Receivable and Accrued Interest" representing advances to Cyberhand, and $34,679 representing deferred costs incurred with respect to the now-terminated attempt to acquire Cyberhand. Cash Raised in Fiscal 2004 Financing Activities was $nil.

Fiscal 2003 Ended 4/30/2003
The Company had a working capital of $256,095 as at 4/30/2003.

Cash Used by Fiscal 2003 Operating Activities totaled ($47,668) including the ($45,773) Net Loss. Significant adjustments included ($1,895) in net changes in non-cash working capital items. Cash Used in Fiscal 2003 Investing Activities was $109,698, with $72,250 in Notes Receivable representing Promissory Note advances to Cyberhand and $37,448 representing deferred costs incurred with respect to the acquisition of Cyberhand. Cash Raised in Fiscal 2003 Financing Activities was $nil.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Table No. 3
Directors and Senior Management
October 29, 2004

Name	Position	Age	Date of First Election or Appointment
Terry M. Amisano (1)(2)	Director	49	February 2000
Brian Hanson (4)	CFO/Secretary	58	February 2000
Kevin R. Hanson (1)(2)(3)	President/CEO/Director	47	February 2000
Brad Kitchen (1)(2)	Director	42	February 2003

(1) Member of Audit Committee.
(2) Resident/Citizen of British Columbia, Canada.
(3) He spends less than a fourth of his time on the affairs of the Company.
(4) He spends less than 10% of his time on the affairs of the Company.
(5) All Business Address: c/o Brockton Capital Corp.
              750 Pender Street #604
              Vancouver, BC Canada V6C 2T7

Terry M. Amisano, a Director of the Company, a chartered accountant since 1985, is currently a partner with Amisano Hanson, Chartered Accountants, since 1991. From 1985 to 1990, Mr. Amisano was the partner of Amisano & Co., Chartered Accountants. Mr. Amisano is also the President and Chief Executive Officer of Zena Capital Corp., a mining company listed on the TSX Venture Exchange.

Brian A Hanson was appointed Secretary in February 2000 and Chief Financial Officer in August 2000. Mr. Hanson is a lawyer and a partner with the firm of Ratcliff & Company since 1995. Prior to that he was a partner with the firm of Collier Hanson from 1976 to 1995. Mr. Hanson attained a Bachelor of Commerce degree from the University of British Columbia in 1970 and obtained a law degree from the University of British Columbia in 1971. He was called to the Bar of the Province of British Columbia in 1972. He is a member of the Law Society of British Columbia and the Canadian Bar Association. He is head of the Real Property Department of Ratcliff & Company and specializes in Real Property Law, Corporate Commercial Law and Wills and Estates Law.

Kevin R. Hanson, President/CEO and a Director of the Company, has been a chartered accountant since 1983, a certified public accountant (CPA) since 2001, and is currently a partner with Amisano Hanson, Chartered Accountants, since 1991. From 1987 to 1991, Mr. Hanson provided services as a controller of seven reporting public companies while working for Clark Consulting Services Inc. From 1994 until 1998, Mr. Hanson served as a member of the Technical Subcommittee to the British Columbia Securities Commission and the Vancouver Stock Exchange; and again in 2003 to date. Mr. Hanson is also a director of: Zena Capital Corp., a mining company listed on the TSX Venture Exchange.

Brad Kitchen, a Director of the Company, is a Corporate Finance Consultant. Since 1996, he has been the founder and President of PBK Financial Engineering, a private corporate finance consulting company. After graduating from McGill University with an MBA, Mr. Kitchen became a financial product oriented investment banker where he was employed in Toronto, Ontario over an eleven-year period as a Vice-President and Director at CIBC World Markets (formerly CIBC Wood Gundy Securities Inc.) and TD Securities Inc. From January 2000 to January 2001, he was VP Corporate Finance at Pacific Opportunities Company Ltd., a small merchant bank/financial services company. From December 1998 to December 1999, he was a Partner of Kitchen & Fuller Holdings Inc., a holding company for commercial real estate. From May 1998 to November 1998, he was Chief Financial Officer of Protocal Holdings Inc., a real estate investment company.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Executive Officers serve at the pleasure of the Board of Directors.

Despite the Company's executive officers spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

Kevin R. Hanson and Brian A. Hanson are brothers. There are no other family relationships between any two or more Directors or Executive Officers.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer.

6.B. Compensation

Cash Compensation. Total cash compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2004 ended 4/30/2004 was $nil.

Director Compensation. The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options. The Company grants stock options to Directors, Senior Management and employees; refer to ITEM #6.E., "Share Ownership". No stock options were exercised during Fiscal 2004. The 105,000 stock options granted during Fiscal 2004 to Brad Kitchen ($0.19 till 5/14/2008) were subsequently cancelled during Fiscal 2004.

Change of Control Remuneration. The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2005 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

Other Compensation. No Executive Officer/Director received "other compensation" in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Executive Officers/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation. Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

Pension/Retirement Benefits. No funds were set aside or accrued by the Company during Fiscal 2004 to provide pension, retirement or similar benefits for Directors or Executive Officers.

6.C. Board Practices

6.C.1. Terms of Office. Refer to ITEM 6.A.1.
6.C.2. Directors' Service Contracts. --- Not Applicable ---
6.C.3. Board of Director Committees.
The Company has only an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company's audits, the Company's internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: Terry M. Amisano, Kevin Hanson, and Brad Kitchen. The Audit Committee met three times during Fiscal 2004 and has met twice during Fiscal 2005-to-date.

Shareholders adopted a charter for the Audit Committee at the September 2004 annual meeting, including:

Composition of the Committee
The committee will be composed of three directors from the Company's Board of Directors, a majority of whom will be independent. Independence of the Board members will be as defined by applicable legislation and as a minimum each committee member will have no direct or indirect relationship with the Company which, in the view of the board of directors, could reasonably interfere with the exercise of a member's independent judgment. All members of the committee will be financially literate as defined by applicable legislation. If, upon appointment, a member of the committee is not financially literate as required, the person will be provided a three month period in which to achieve the required level of literacy.

Authority

The committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the committee will set the compensation for such advisors. The committee has the authority to communicate directly with and to meet with the external auditors and the internal auditor, without management involvement. This extends to requiring the external auditor to report directly to the committee.

Reporting

The reporting obligations of the committee will include:

1. reporting to the board of directors on the proceedings of each committee meeting and on the committee's recommendations at the next regularly scheduled directors' meeting; and
2. reviewing, and reporting to the board of directors on its concurrence with, the disclosure required by Form 52-110F2 in any management information circular prepared by the Company.

Audit Committee Charter

The audit committee is a committee of the board of directors to which the board delegates its responsibilities for the oversight of the accounting and financial reporting process and financial statement audits. The audit committee will:

(a) review and report to the board of directors of the Company on the following before they are published:
  (i) the financial statements and management discussion and analysis (as defined in National Instrument 51-102) of the Company;
  (ii) the auditor's report, if any, prepared in relation to those financial statements,
(b) review the Company's annual and interim earnings press releases before the Company publicly discloses this information,
(c) satisfy itself that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements and periodically assess the adequacy of those procedures,
(d) recommend to the board of directors:
  (i) the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and
  (ii) the compensation of the external auditor,
(e) oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting,
(f) monitor, evaluate and report to the board of directors on the integrity of the financial reporting process and the system of internal controls that management and the board of directors have established,
(g) monitor the management of the principal risks that could impact the financial reporting of the Company,
(h) establish procedures for:
  (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and
  (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters,
(i) pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company's external auditor,
(j) review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company, and
(k) with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and the Chief Financial Officer to comply with Multilateral Instrument 52-109.

As of 10/29/2004, the Company had two employees, the President/CEO and the CFO/Secretary. As of 4/30/2004, 4/30/2003, and 4/30/2002, there were two and two employees (including the Senior Management), respectively. None of the Company's employees are covered by collective bargaining agreements.

6.E. Share Ownership
Table No. 4 lists, as of 10/29/2004, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group. The Company is unaware of any other persons/companies where that shareholder has 5% or greater beneficial interest in the Company's securities.

Table No. 4
Shareholdings of Directors and Executive Officers
Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class #
Common	Terry M. Amisano (1)	500,000	7.9%
Common	Kevin R. Hanson (2)	500,000	7.9%
Common	Brad Kitchen	250,000	4.0%
Common	Brian Hanson (4)	10,000	0.0%
Total Directors/Officers		**1,260,000**	**19.7%**

(1)   97,500 represent currently exercisable stock options.
      Excludes 200,000 shares owned by members of his family, where he disavows
      beneficial interest and does not have voting or disposition control.

(2)   195,000 represent currently exercisable stock options.
      Excludes 80,000 shares owned by members of his family (other
      than Brian Hanson) where he disavows beneficial interest and
      does not have voting or disposition control.

(3)   10,000 represent currently exercisable stock options.
      Excludes 80,000 shares owned by members of his family
      (excluding Kevin Hanson), where he disavows beneficial interest and
      does not have voting or disposition control.

 # Based on 6,337,500 shares outstanding as of 10/29/2004 and stock options
    held by each beneficial holder exercisable within sixty days.

*

Stock Options. The Company has not maintained a formal plan under which stock options were granted. While the common shares were listed on the TSX Venture Exchange, the terms of incentive options grantable by the Company were done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.

The Company adopted a formal written stock option plan (the "Stock Option Plan") on 9/28/2004. The Stock Option Plan consists of authorized but un-issued common shares of the Company and is limited to 20% of the issued shares of the Company at the time of any granting of options (on a non-diluted basis). Any previously granted options will be deemed to be accepted into and governed by the Stock Option Plan, and if any options granted expire or terminate for any reason without having been exercised in full, the un-purchased shares shall again be available under the Stock Option Plan. The Stock Option Plan will provide for options to vest in such manner as may be determined by the Plan Administrator, or in the absence of such body, the Board of Directors. The minimum exercise price of any options issued under the Stock Option Plan will be determined by the Board of Directors at the time of grant. Options granted will expire 30 days after an optionee ceases to be involved with the Company.

Although the Company has the right to create a multi-year vesting schedule, all existing granted stock options were vested upon granting.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 5 as of 10/29/2004, as well as the number of options granted to Directors and all employees as a group.

Table No. 5
Stock Options Outstanding

Name	Number of Shares of Common Stock	CDN$ Exer. Price	Grant Date	Expir'n Date
Kevin R. Hanson	195,000	$0.15	4/27/01	8/28/06
Terry M. Amisano	97,500	$0.15	4/27/01	8/28/06
Brian A. Hanson	10,000	$0.15	4/27/01	8/28/06
Total Officers/Directors	302,500			
Total Officers/Directors/Employees	**302,500**			

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.
Refer to ITEM #6.E. and Table No. 4.

7.A.1.b. Significant Changes in Major Shareholders' Holdings.
Effective 4/25/2003, Michael Weingarten sold his 450,000 shares equally to Kevin Hanson and Terry Amisano. Effective 7/28/2004, the 2,250,000 escrowed common shares owned at 4/30/2004 by the four individuals were cancelled. Effective 10/29/2004, these four individuals participated in a private placement of common shares.

	Shares Owned 10/29/2004	Shares Owned 4/30/2004	Shares Owned 4/30/2003	Shares Owned 4/30/2002
Terry Amisano	500,000	675,000	675,000	450,000
Kevin Hanson	500,000	675,000	675,000	450,000
Alan Crawford	250,000	450,000	450,000	450,000
Gregory Burnett	250,000	450,000	450,000	450,000
Michael Weingarten	0	0	0	450,000

7.A.1.c. Different Voting Rights. The Company's major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership. The Company's common shares are issued in registered form and the following information is taken from the records of Pacific Corporate Trust Company (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares.

On 8/24/2004, the shareholders' list for the Company's common shares showed three registered shareholders and 1,837,500 shares issued and outstanding. All these shareholders were Canadian residents.

The Company has researched the indirect holding by depository institutions and other financial institutions and estimates that there are no "holders of record" resident in the United States.

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has in excess of 300 beneficial owners of its common shares.

7.A.3. Control of Company. The Company is a publicly-owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., "History and Development of the Company", and ITEM #6.E., "Share Ownership".

7.A.4. Change of Control of Company Arrangements.
--- No Disclosure Necessary ---

<u>7.B. Related Party Transactions</u>

<u>Shared Office</u>
The Company's executive offices are located in facilities shared with Amisano Hanson, Chartered Accountants. Terry Amisano and Kevin Hanson are principles of Amisano Hanson, Chartered Accountants. The Company paid $9,000, $9,000, and $6,000 in office rental to Amisano Hanson during Fiscal 2004/2003/2002, respectively. The Company also paid $6,000, $6,000, and $4,000 for equipment rental during Fiscal 2004/2003/2002; the Company also paid $3,000, $3,000, and $2,000 for office supplies during Fiscal 2004/2003/2002.

<u>Accounting Fees</u>
The Company has paid accounting fees of $16,109, $9,943 and $13,292 to Amisano Hanson during Fiscal 2004/2003/2002, respectively.

<u>Cancelled Escrowed Shares</u>
Effective 7/28/200410, the 2,250,000 escrowed common shares owned by insiders were cancelled: Kevin Hanson = 675,000; Terry Amisano = 675,000; Alan Crawford = 450,000; and Gregory Burnett = 450,000. This action was taken pursuant to Canadian regulations following the Company's voluntary delisting from the TSX Venture Exchange.

<u>October 2004 Private Placement</u>
Effective 10/29/2004, the Company completed a private placement of 4,500,000 common shares at a price of $0.001 per share, raising $4,500.

Name	Number	
Terry Amisano	500,000	Shares
Kevin Hanson	500,000	Shares
Brad Kitchen	250,000	Shares
Alpine Capital AG.	250,000	Shares
Charles Amisano	250,000	Shares
Gregory Burnett	250,000	Shares
Carrie Clark	250,000	Shares
Alan Crawford	250,000	Shares
Alice Crawford	250,000	Shares
Heather Crawford	250,000	Shares
Goldbridge Resources Ltd.	250,000	Shares
Global Capital Group Ltd.	250,000	Shares
Andrew Gross	250,000	Shares
Gloria Gross	250,000	Shares
Ken Peterson	250,000	Shares
674811 B.C. Ltd.	250,000	Shares

The shares to be issued to Messrs. Greg Burnett, Alan Crawford, Kevin Hanson and Terry Amisano were issued so as to partially replace common shares previously held by each of the individuals in escrow which were cancelled at the direction of the TSX Venture Exchange as a result of the Company's shares being de-listed from the TSX Venture Exchange on 6/16/2004. The shares held in escrow had originally been purchased by each of such individuals at $0.075 per share. Each of Greg Burnett and Alan Crawford held 450,000 shares, and each of Terry Amisano and Kevin Hanson held 675,000 shares.

The shares issued to each of the other subscribers were not issued to replace any cancelled escrow shares, but rather to serve as an incentive to such individuals who the Company's Directors believe will provide financial support to the Company in the future.

Due to the non-arms' length relationship of certain of the parties to whom the shares were issued and the fact that the shares were issued at a price of $0.001 per share, the Company asked for and received shareholder approval for this private placement at the 9/28/2004 Annual General Meeting of Shareholders; any outstanding shares held by the foregoing individuals were not counted in determining whether such resolution passed.

Other than as disclosed above, there have been no transactions since 4/30/2001, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C. Interests of Experts and Counsel
        --- No Disclosure Necessary ---

ITEM 8. FINANCIAL INFORMATION

8.A. Statements and Other Financial Information
The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Morgan & Company, independent Chartered Accountants, are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements
for Fiscal 2004 Ended April 30th
    Fiscal 2003 Ended April 30th
    Fiscal 2002 Ended April 30th
    Cumulative from Incorporation

8.A.7. Legal/Arbitration Proceedings
The Directors and the management of the Company know of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B. Significant Changes
Other than disclosed in this Annual Report, there have been no significant change has occurred since the date of the annual financial statements, and/or since the date of the most recent interim financial statements.

ITEM 9. THE OFFER AND LISTING

9.A.4. Common Share Trading Information
The Company's common shares began trading on the TSX Venture Exchange (formerly the Canadian Venture Stock Exchange) in Toronto, Ontario, Canada, on 8/27/2001. The trading symbol was BKCp.v. The CUSIP number is #111718-10-2.

The shares were halted on 9/4/2002, as a result of the Letter of Intent with Cyberhand. At the time that the shares were halted the shares of the Company were trading at $0.30 per share. Trading of the shares resumed on 5/1/2003 and were halted on 8/28/2003 as a result of the Company not having completed its qualifying transaction within 24 months from its original listing on the Exchange. The shares last traded at $0.30 per share on 8/14/2003.

Effective 6/16/2004, the Company voluntarily delisted its common shares from the TSX Venture Exchange. The Company took this action despite receiving conditional approval from the TSX Venture Exchange to complete its qualifying transaction to acquire Cyberhand. The Company did not feel that it would have been able to satisfy all of the conditions set by the TSX Venture Exchange in a timely manner causing the Company to be at risk of defaulting on its agreement with Cyberhand. The Company felt it must seek alternatives to maintaining its TSX Venture Exchange listing and intends to seek a listing on the OTC Bulletin Board.

Table No. 6 lists the volume of trading and high, low and closing sales prices for the Company's common shares for the last six months, last nine fiscal quarters, and the last three fiscal years.


Table No. 6
TSX Venture Exchange
Common Shares Trading Activity


Period Ended	Volume	High	– Sales – Canadian Dollars Low	Closing
Monthly				
9/30/2004	delisted			
8/31/2004	delisted			
7/31/2004	nil			
6/30/2004	nil			
5/31/2004	nil			
4/30/2004	nil			
Quarterly				
7/31/2004	nil			
4/30/2004	nil			
1/31/2004	nil			
10/31/2003	39,000	$0.45	$0.20	$0.35
7/31/2003	57,000	$0.45	$0.20	$0.35
4/30/2003	nil			
1/31/2003	nil			
10/31/2002	33,000	$0.30	$0.26	$0.26
7/31/2002	4,000	$0.30	$0.28	$0.29
Yearly				
4/30/2004	96,000	$0.45	$0.20	$0.35
4/30/2003	37,000	$0.30	$0.26	$0.26
4/30/2002	2,075,000	$0.40	$0.15	$0.29

<u>9.B. Plan of Distributions</u>
   --- Not Applicable ---

<u>9.C. Stock Exchanges Identified</u>
The common shares do not trade on any exchange.
Refer to ITEM #9.A.4.

<u>ITEM 10. ADDITIONAL INFORMATION</u>

<u>10.A. Share Capital</u>
<u>10.B. Memorandum and Articles of Association</u>
<u>10.C. Material Contracts</u>
   --- No Disclosure Necessary ---

<u>10.D. Exchange Controls</u>
Canada has no system of exchange controls. There are no Canadian restrictions
on the repatriation of capital or earnings of a Canadian public company to
non-resident investors. There are no laws in Canada or exchange restrictions
affecting the remittance of dividends, profits, interest, royalties and other
payments to non-resident holders of the Company's securities, except as
discussed in ITEM 10, "Taxation" below.

<u>Restrictions on Share Ownership by Non-Canadians</u>
There are no limitations under the laws of Canada or in the organizing
documents of the Company on the right of foreigners to hold or vote securities
of the Company, except that the Investment Canada Act may require review and
approval by the Minister of Industry (Canada) of certain acquisitions of
"control" of the Company by a "non-Canadian". The threshold for acquisitions
of control is generally defined as being one-third or more of the voting
shares of the Company. "Non-Canadian" generally means an individual who is
not a Canadian citizen, or a corporation, partnership, trust or joint venture
that is ultimately controlled by non-Canadians.

<u>10.E Taxation</u>
The following is a brief summary of all material principal Canadian federal
income tax consequences to a holder of common shares of the Company (a "U.S.
Holder") who deals at arm's length with the Company, holds the shares as
capital property and who, for the purposes of the *Income Tax Act* (Canada) (the
"Act") and the *Canada – United States Income Tax Convention* (the "Treaty"), is
at all relevant times resident in the United States, is not and is not deemed
to be resident in Canada and does not use or hold and is not deemed to use or
hold the shares in carrying on a business in Canada. Special rules, which are
not discussed below, may apply to a U.S. Holder that is an insurer that
carries on business in Canada and elsewhere.

U.S. Holders are urged to consult their own tax advisors with respect to their
particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be
subject to a 15% withholding tax on dividends paid or credited or deemed by
the Act to have been paid or credited on such shares. The withholding tax
rate is 5% where the U.S. Holder is a corporation that beneficially owns at
least 10% of the voting shares of the Company and the dividends may be exempt
from such withholding in the case of some U.S. Holders such as qualifying
pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended 5/31/2002 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F. Dividends and Paying Agents
The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders. The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G. Statement by Experts   --- No Disclosure Necessary ---
10.H. Document on Display   --- No Disclosure Necessary ---
10.I. Subsidiaries   --- No Disclosure Necessary ---

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
          --- No Disclosure Necessary ---

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A. Debt Securities   --- No Disclosure Necessary ---
12.B. Warrants and Rights   --- No Disclosure Necessary ---
12.C. Other Securities   --- No Disclosure Necessary ---
12.D. American Depository Shares   -- No Disclosure Necessary ---

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
--- No Disclosure Necessary ---

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15. CONTROLS AND PROCEDURES
The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's President and Chief Financial Officer, of the effectiveness of the design and operation of the Company's "disclosure controls and procedures" [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report. Based upon that evaluation, the President and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company required to be included in the Company's periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There was no significant change in the Company's internal control over financial reporting that occurred during the Company's most recently completed fiscal year ended 4/30/2004 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. Nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
The Company does not have an "audit committee financial expert" serving on its audit committee. The Company's Audit Committee consists of two unrelated directors and the President of the Company, all of whom are both financially literate and very knowledgeable about the Company's affairs. Because the Company's structure and operations are straightforward, the Company does not find it necessary to augment its Board with a "financial expert".

ITEM 16B. CODE OF ETHICS
The Company has not adopted a written "code of ethics" that meets the new United States' Sarbanes-Oxley standards; the Board of Directors believes that existing Canadian standards and procedures is adequate for its purposes. The Company has not seen any need to adopt a written code of ethics on the basis that its corporate culture effectively deters wrongdoing and promotes honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, the compliance with applicable governmental laws, rules and regulations; the prompt internal reporting.

Item 16C. PRINCIPAL ACCOUNTIING FEES AND SERVICES

The audit committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy / procedure. The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, we introduced a procedure for the review and pre-approval of any services performed by Morgan & Company, including audit services, audit related services, tax services and other services. The procedure requires that all proposed engagements of Morgan & Company for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by Morgan & Company to the Company were:

Fiscal Year ended April 30, 2004 and 2003 Principal Accountant Fees and Services	Fiscal Year 2004	Fiscal Year 2003
Audit Fees	$13,625	$2,600
Audit Related Fees	$nil	$nil
Tax Fees	$nil	$nil
All Other Fees	$nil	$nil
Total	$13,625	$2,600

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
                --- No Disclosure Necessary ---

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
                --- No Disclosure Necessary ---

ITEM 17.   FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Morgan & Company, independent Chartered Accountants, are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements
  Auditor's Report, dated 8/16/2004
  Balance Sheets at 4/30/2004 and 4/30/2003
  Statements of Operations
    for Fiscal Year ended 4/30/2004
    for Fiscal Year ended 4/30/2003
    for Fiscal Year ended 4/30/2002
    Cumulative from Incorporation on 2/8/2000
  Statements of Cash Flows
    for Fiscal Year ended 4/30/2004
    for Fiscal Year ended 4/30/2003
    for Fiscal Year ended 4/30/2002
    Cumulative from Incorporation on 2/8/2000
  Statements of Shareholders' Equity
    Cumulative from Incorporation on 2/8/2000
  Notes to Financial Statements

ITEM 18.   FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.   EXHIBITS

1.   Articles of Incorporation/Bylaws as currently in effect:
     Incorporated by reference to the Registration Statement and Form 6-K's

2.   Instruments defining the rights of holders of equity or debt securities
     being registered.
     --- Refer to Exhibit No. 1 ---

3.   Voting Trust Agreements: No Disclosure Necessary

4.   Material Contracts:
     Incorporated by reference to the Registration Statement and Form 6-K's

5.   Foreign Patents: No Disclosure Necessary
6.   Earnings Per Share Calculation: No Disclosure Necessary
7.   Ratio of Earnings To Fixed Charges: No Disclosure Necessary
8.   List of Subsidiaries: No Disclosure Necessary
9.   Statement Regarding Date of Financial Statements: No Disclosure Necessary
10. Notice Required by Rul3e 104 of Regulation BTR: No Disclosure Necessary
11. Code of Ethics as required by ITEM No. 16:   No Disclosure Necessary

12: The certifications required by Rule 13a-14(a) or Rule 15d-14(a)....... **46**

13. The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and
     Section 1350 of Chapter 63 of Title 18 of the United States Code   **48**

14. Legal Opinion: No Disclosure Necessary

15. Additional Exhibits:
     Incorporated by reference to the Registration Statement and Form 6-K's

BROCKTON CAPITAL CORP.

(A Development Stage Company)

REPORT AND FINANCIAL STATEMENTS

April 30, 2004

(Stated in Canadian Dollars)



AUDITORS' REPORT

To the Shareholders,
Brockton Capital Corp.
(A Development Stage Company)

We have audited the balance sheets of Brockton Capital Corp. (A Development Stage Company) as at April 30, 2004 and 2003 and the statements of operations and cash flows for each of the years in the three year period ended April 30, 2004 and for the period February 8, 2000 (Date of Incorporation) to April 30, 2004 and the statement of shareholders' equity for the period February 8, 2000 (Date of Incorporation) to April 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States of America generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended April 30, 2004 and for the period February 8, 2000 (Date of Incorporation) to April 30, 2004, in accordance with Canadian generally accepted accounting principles.

"Morgan & Company"

Vancouver, Canada   "Morgan & Company"
August 16, 2004   Chartered Accountants

BROCKTON CAPITAL CORP.
(A Development Stage Company)
BALANCE SHEETS

April 30, 2004 and 2003

(Stated in Canadian Dollars)

ASSETS	2004	2003
Current		
Cash and cash equivalents	$50,558	$187,149
GST receivable	4,327	5,585
Interest receivable	-	1,792
Prepaid expenses – Note 4	-	9,700
Notes and accrued interest receivable – Note 6	121,664	72,250
	176,549	276,476
Deferred investment expenses – Note 6	-	37,448
	$176,549	$313,924

LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 4	$26,495	$20,381

SHAREHOLDERS' EQUITY		
Share Capital – Note 3	371,592	371,592
Deficit	(221,538)	(78,049)
	150,054	293,543
	$176,549	$313,924

Nature and Continuance of Operations – Note 1
Commitments – Note 6
Subsequent Events – Notes 1 and 7

APPROVED BY THE DIRECTORS:

"*Terry Amisano*"   "*Kevin Hanson*"
_____, Director   _____, Director
SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
for the years ended April 30, 2004, 2003 and 2002
and for the period from February 8, 2000 (Date of Incorporation) to April 30, 2004
(Stated in Canadian Dollars)

| | Years ended April 30, | | | February 8, 2000 (Date of Incorporation) to April 30, |
	2004	2003	2002	2004
Administrative Expenses				
Accounting, audit and legal – Note 4	$37,820	$21,605	$20,273	$81,948
Consulting fees	1,826	2,060	6,600	10,486
Equipment rental – Note 4	6,000	6,000	4,000	16,000
Filing fees	3,188	3,446	35	7,029
General and administrative	2,974	756	-	3,730
Interest and bank charges	422	268	227	1,286
Investor relations	6,339	-	-	6,339
Marketing	-	1,170	-	1,170
Office rent – Note 4	9,000	9,000	6,000	24,000
Office supplies – Note 4	3,000	3,178	2,000	8,178
Promotion	1,677	539	467	2,683
Transfer agent fees	9,861	4,087	4,531	18,729
Travel	1,729	4,529	-	8,171
Loss before other items	(83,836)	(56,638)	(44,133)	(189,749)
Other items:				
Other income	961	-	-	961
Interest income	11,513	10,865	9,823	39,377
Write-off of deferred investment expenses	(72,127)	-	-	(72,127)
Net loss for the year	$(143,489)	$(45,773)	$(34,310)	$(221,538)
Basic and diluted loss per share	$(0.08)	$(0.02)	$(0.03)	
Weighted average number of shares outstanding	1,837,500	1,837,500	1,363,542	

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended April 30, 2004, 2003 and 2002
and for the period from February 8, 2000 (Date of Incorporation) to April 30, 2004
(Stated in Canadian Dollars)

		Years ended April 30,		February 8, 2000 (Date of Incor- poration) to April 30,
	2004	2003	2002	2004
Operating Activities				
Net loss for the year	$(143,489)	$(45,773)	$(34,310)	$(221,538)
Add (deduct) items not involving cash:				
Write-off of deferred investment expenses	72,127	-	-	72,127
Changes in non-cash working capital items related to operations:				
GST and interest receivable	3,050	(883)	(5,969)	(4,327)
Prepaid expenses	9,700	(9,700)	-	-
Accounts payable and accrued liabilities	6,114	8,688	(4,402)	26,495
Cash used in operating activities	(52,498)	(47,668)	(44,681)	(127,243)
Investing Activities				
Notes and accrued interest receivable	(49,414)	(72,250)	-	(121,664)
Deferred investment expenses	(34,679)	(37,448)	-	(72,127)
Cash used in investing activities	(84,093)	(109,698)	-	(193,791)
Financing Activities				
Proceeds from shares issued	-	-	275,625	444,375
Share issue costs	-	-	(47,560)	(72,783)
Cash provided by financing activities	-	-	228,065	371,592
Increase (decrease) in cash and cash equivalents during the year	(136,591)	(157,366)	183,384	50,558
Cash and cash equivalents at the beginning of the year	187,149	344,515	161,131	-
Cash and cash equivalents at the end of the year	$50,558	$187,149	$344,515	$50,588

SEE ACCOMPANYING NOTES

…/Cont'd

BROCKTON CAPITAL CORP. Continued
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended April 30, 2004, 2003 and 2002
and for the period from February 8, 2000 (Date of Incorporation) to April 30, 2004
(Stated in Canadian Dollars)

| | | | | February 8, 2000 (Date of Incorporation) to April 30, |
| | Years ended April 30, | | | |
	2004	2003	2002	2004
Cash and cash equivalents consist of:				
Cash	$10,558	$3,873	$19,515	$10,558
Term deposits	40,000	183,276	325,000	40,000
	$50,558	$187,149	$344,515	$50,558
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$-	$-	$-	$-
Income taxes	$-	$-	$-	$-

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY
for the period from February 8, 2000 (Date of Incorporation) to April 30, 2004
(Stated in Canadian Dollars)

	Common Stock		Retained Earnings (Deficit) Accumulated during the Development Stage	Total
	Number of Shares	Amount		
Balance, February 8, 2000 (Date of Incorporation)	$-	$-	$-	$-
Net income for the period	-	-	737	737
Balance, April 30, 2000	-	-	737	737
Cash received from share issuances at $0.075 per share	2,250,000	168,750	-	168,750
Net income for the year	-	-	1,297	1,297
Balance, April 30, 2001	2,250,000	168,750	2,034	170,784
Cash received from share issuances at $0.15 per share	1,837,500	275,625	-	275,625
Less share issue costs – Note 3(b)	-	(72,783)	-	(72,783)
Net loss for the year	-	-	(34,310)	(34,310)
Balance, April 30, 2002	4,087,500	371,592	(32,276)	339,316
Net loss for the year	-	-	(45,773)	(45,773)
Balance, April 30, 2003	4,087,500	371,592	(78,049)	293,543
Net loss for the year	-	-	(143,489)	(143,489)
Balance, April 30, 2004	$4,087,500	$371,592	$(221,538)	$150,054

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

April 30, 2004, 2003 and 2002
(Stated in Canadian Dollars)

Note 1 Nature and Continuance of Operations

The Company is in the development stage and subsequent to April 30, 2004, has entered into a distributor agreement with a private company, Cyberhand Technologies Inc. ("Cyberhand") to acquire the right to market, sell and distribute in Canada the full product line of Cyberhand.

These financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through the process of forced liquidation. As at April 30, 2004, the Company had not yet achieved profitable operations and has accumulated losses of $221,538 since its inception.

The Company's fiscal year was changed from December 31 to April 30, effective with the period ended April 30, 2001.

At April 30, 2004, the Company's shares were listed on the TSX Venture Exchange ("TSX") and the Company was classified as a Capital Pool Company as defined in the TSX policy 2.4. Effective June 16, 2004, the Company was delisted from trading on the TSX-V at the request of the Company and is currently seeking a listing on the Over-The Counter Bulleting Board in the United States of America.

Note 2 Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada and are stated in Canadian dollars. These financial statements conform in all respects with GAAP in the United States of America. Because a precise determination of many assets and liabilities is depended on the future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results could differ from these estimates.

These financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of significant accounting policies summarized below:

(a) Organization

The Company was incorporated under the Company Act of the Province of British Columbia on February 8, 2000.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments that are readily convertible to cash and have maturities of three months or less when purchased.

BROCKTON CAPITAL CORP.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

April 30, 2004, 2003 and 2002
(Stated in Canadian Dollars)

Note 2 Significant Accounting Policies – (cont'd)

    (c) Loss Per Share

        Basic loss per share is computed by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

    (d) Financial Instruments

        The carrying value of the Company's financial instruments, consisting of cash and cash equivalents, interest receivable and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of such instruments. Notes and accrued interest receivable also approximate fair value. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

    (e) Income Taxes

        The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are determined based on differences between tax and accounting basis of assets and liabilities. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

    (f) Stock-based Compensation Plan

        The Company has approved share purchase options which are detailed in Note 3. No compensation expense is recognized for these plans when shares or share purchase options are issued to employees and directors. Any consideration paid by employees and directors on the exercise of share purchase options or purchase of shares is credited to share capital.

(Stated in Canadian Dollars)

Note 2 Significant Accounting Policies – (cont'd)

(f) Stock-based Compensation Plan – (cont'd)

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870 regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro-forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted from May 1, 2002 to April 30, 2004.

In November 2003, the CICA amended the CICA Handbook Section 3870 to require the fair value-based method be applied to awards granted to employees, which previously had not been accounted for at fair value. The changes to section 3870 are applicable for years beginning on or after January 1, 2004. The Company has chosen to adopt the changes effective May 1, 2004, using the prospective application transitional provision. Therefore, effective May 1, 2004, all options awarded by the Company are recorded in the financial statements of the Company.

Any consideration paid by the option holders to purchase shares is credited to share capital.

(g) Deferred Investment Expenses

Deferred investment expenses comprise of expenditures incurred in connection with the Company's proposed transaction as described in Note 6. The amount is charged against the proposed transaction upon completion or charged to operations if the proposed transaction is unsuccessful.

(Stated in Canadian Dollars)

Note 3 Share Capital – Notes 6 and 7

a) Authorized:

100,000,000 common shares without par value
100,000,000 preferred shares without par value

b) Share Issue Costs:	Year ended April 30, 2002
Share issue costs incurred consist of the following:	
Brokerage fees	$7,000
Commission	26,250
Filing fees	6,500
Legal fees	30,433
Other	2,600
	$72,783

c) Escrow Shares:

At April 30, 2004, there were 2,250,000 common shares held in escrow, whose release was subject to the policies of the TSX. Subsequent to April 30, 2004, the Company was delisted from the TSX at its request, and as a result, on July 29, 2004, its escrow shares were cancelled and returned to the treasury.

(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

April 30, 2004, 2003 and 2002

(Stated in Canadian Dollars)

Note 3 Share Capital – Notes 6 and 7 – cont'd

d) Commitments:

Stock-based Compensation Plan

The Company has granted directors and officers common share purchase options. Options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant, however, the Company was not publicly listed at the date of the grant and the options were priced equal to the offering price on the Company's Initial Public Offering. Details of stock options for the year ended April 30, 2004 and 2003 are as follows:

	April 30, 2004		April 30, 2003	
	Number of Shares	Weighted Average Exercise *Price*	Number of Shares	Weighted Average Exercise Price
Options outstanding and exercisable at beginning of year	302,500	$0.15	487,500	$0.15
Granted	105,000	$0.19	-	-
Cancelled	(105,000)	$0.19	(97,500)	$0.15
Expired	-	-	(87,500)	$0.15
Options outstanding and exercisable at end of year	302,500	$0.15	302,500	$0.15

At April 30, 2004, directors and officers of the Company held 302,500 common share purchase options. Each option entitles the holder to purchase one share for each option held at $0.15 per share. These options expire on August 28, 2006.

(Stated in Canadian Dollars)

Note 4 Related Party Transactions – Notes 3 and 7

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company:

	Years ended April 30,		
	2004	2002	2002
Accounting fees	$16,109	$9,943	$13,292
Equipment rental	6,000	6,000	4,000
Office rent	9,000	9,000	6,000
Office supplies	3,000	3,000	2,000
	$34,109	$27,943	$25,292

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At April 30, 2004, prepaid expenses includes $Nil (2003: $3,000) and accounts payable and accrued liabilities includes $6,205 (2003: $3,000) to a partnership controlled by two directors of the Company.

Note 5 Corporation Income Tax Losses

At April 30, 2004, the Company has accumulated non-capital losses totaling $197,175, which is available to reduce taxable income in future taxation years. These losses expire as follows:

2007	$420
2008	2,748
2009	48,867
2010	60,060
2011	85,080
	$197,175

The Company also has accumulated cumulative eligible capital costs of $54,095, which is available to reduce taxable income at a rate of 7% per year.

The future income tax asset related to these losses and costs have not been recorded in the financial statements as it is more likely than not that the assets will not be realized and a full valuation allowance has been made.

(Stated in Canadian Dollars)

Note 6 Commitments – Notes 3 and 7

By a Letter of Intent dated September 4, 2002 and a formal agreement dated August 28, 2003, the Company agreed to acquire 100% of the common shares of a private company, Cyberhand Technologies Inc. ("Cyberhand"), in consideration for the issuance of 8,130,000 common shares of the Company at approximately $0.20 per share. Cyberhand, incorporated in Alberta Canada, is developing new technologies specific to consumer electronics. Effective March 31, 2004, this agreement was terminated because the agreement could not be closed within the specified time frame.

The Company incurred a cumulative total of $72,127 in deferred investment expenses, which have been written off due to the termination of the agreement. The costs written off are as follows:

Filing costs	$3,500
Legal fees	41,511
Miscellaneous	4,616
Sponsorship fee	22,500
	$72,127

The Company has advanced a total of $109,280 to Cyberhand pursuant to various promissory notes, which bear interest at 10% per annum and are secured by general security agreements on the assets of Cyberhand. The principal and interest is due and payable at April 30, 2004 together with accrued interest. Accrued interest is $12,384.

Note 7 Subsequent Events – Notes 1 and 3

i) By a distributor agreement dated July 5, 2004, the Company acquired the non-exclusive right to market, sell and distribute in Canada the full product line of Cyberhand in consideration for the assignment of the balances owed on the promissory notes (Note 6). The Company agreed to purchase a minimum of 15,000 units on or before July 5, 2006. Upon completion of this minimum order, the Company further agreed to purchase 50,000 per month or forfeit its rights under this agreement. As required by the agreements, the Company also purchased the initial order of 200 units.

ii) The Company has indicated its intention to complete private placement agreements for the issue of 4,500,000 common shares at $0.001 per share for proceeds of $4,500.

Note 8 Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year's presentation.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brockton Capital Corp. --- SEC File Number 000-49760
Registrant

Dated: Date: October 29, 2004   By /s/ Kevin R. Hanson
                                  Kevin R. Hanson, President/CEO/Director

Exhibit 12.1

I, <u>Kevin Hanson</u>, Chief Executive Officer, certify that:

1. I have reviewed this Annual Report on Form 20-F of
   <u>Brockton Capital Copr.</u>;

2. Based on my knowledge, this report does not contain any untrue statement of
   a material fact or omit to state a material fact necessary to make the
   statements made, in light of the circumstances under which such statements
   were made, not misleading with respect to the period covered by this
   Annual Report;

3. Based on my knowledge, the financial statements, and other financial
   information included in this report, fairly present in all material
   respects the financial condition, results of operations and cash flows of
   the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for
   establishing and maintaining disclosure controls and procedures (as defined
   in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over
   financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d
   -15(f)) for the company and have:
   (a) Designed such disclosure controls and procedures, or caused such
       disclosure controls and procedures to be designed under our supervision,
       to ensure that material information relating to the company, including
       its consolidated subsidiaries, is made known to us by others within
       those entities, particularly during the period in which this report is
       being prepared;
   (b) Designed such internal control over financial reporting, or caused such
       internal control over financial reporting to be designed under our
       supervision, to provide reasonable assurance regarding the reliability
       of financial reporting and the preparation of financial statements for
       external purposes in accordance with generally accepted accounting
       principles;
   (c) Evaluated the effectiveness of the company's disclosure controls and
       procedures and presented in this report our conclusions about the
       effectiveness of the disclosure controls and procedures, as of the end
       of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the company's internal control
       over financial reporting that occurred during the period covered by the
       annual report that has materially affected, or is reasonably likely to
       materially affect, the company's internal control over financial
       reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on
   our most recent evaluation of internal control over financial reporting, to
   the company's auditors and the audit committee of the company's board of
   directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or
       operation of internal control over financial reporting which are
       reasonably likely to adversely affect the company's ability to record,
       process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other
       employees who have a significant role in the company's internal control
       over financial reporting.

Date: October 29, 2004

<u>Kevin Hanson</u>
Chief Executive Officer

Exhibit 12.2

I, <u>Brian Hanson</u>, Chief Financial Officer, certify that:

1. I have reviewed this Annual Report on Form 20-F of
   <u>Brockton Capital Copr.</u>;

2. Based on my knowledge, this report does not contain any untrue statement of
   a material fact or omit to state a material fact necessary to make the
   statements made, in light of the circumstances under which such statements
   were made, not misleading with respect to the period covered by this
   Annual Report;

3. Based on my knowledge, the financial statements, and other financial
   information included in this report, fairly present in all material
   respects the financial condition, results of operations and cash flows of
   the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for
   establishing and maintaining disclosure controls and procedures (as defined
   in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over
   financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d
   -15(f)) for the company and have:
   (a) Designed such disclosure controls and procedures, or caused such
       disclosure controls and procedures to be designed under our supervision,
       to ensure that material information relating to the company, including
       its consolidated subsidiaries, is made known to us by others within
       those entities, particularly during the period in which this report is
       being prepared;
   (b) Designed such internal control over financial reporting, or caused such
       internal control over financial reporting to be designed under our
       supervision, to provide reasonable assurance regarding the reliability
       of financial reporting and the preparation of financial statements for
       external purposes in accordance with generally accepted accounting
       principles;
   (c) Evaluated the effectiveness of the company's disclosure controls and
       procedures and presented in this report our conclusions about the
       effectiveness of the disclosure controls and procedures, as of the end
       of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the company's internal control
       over financial reporting that occurred during the period covered by the
       annual report that has materially affected, or is reasonably likely to
       materially affect, the company's internal control over financial
       reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on
   our most recent evaluation of internal control over financial reporting, to
   the company's auditors and the audit committee of the company's board of
   directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or
       operation of internal control over financial reporting which are
       reasonably likely to adversely affect the company's ability to record,
       process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other
       employees who have a significant role in the company's internal control
       over financial reporting.

Date: October 29, 2004

<u>Brian Hanson</u>
Chief Financial Officer

EXHIBIT 13.1

Certification of Chief Executive Officer
Pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Brockton Capital Corp., a company organized under the *British Columbia Company Act* (the "Company") on Form 20-F as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Kevin Hanson, President/CEO/Director of the Company, certifies, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

    (1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

    (2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Kevin Hanson
Kevin Hanson, President/CEO/Director

Date: October 29, 2004

EXHIBIT 13.2

Certification of Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Brockton Capital Corp., a company organized under the *British Columbia Company Act* (the "Company") on Form 20-F as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Brian Hanson, Chief Financial Officer of the Company, certifies, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

    (1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

    (2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Brian Hanson
Brian Hanson, Chief Financial Officer

Date: October 29, 2004